Exhibit 99.1

NEWS RELEASE

Endeavour Silver Forecasts Ninth Consecutive Year of Production Growth,
El Cubo Mine Capital Projects Well Underway for Completion in Q2, 2013

Vancouver, Canada – January 30, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that it is forecasting its ninth consecutive year of production growth for 2013.  The Company owns and operates three underground, silver-gold mines in Mexico, the Guanacevi Mine in Durango State and the Bolanitos and El Cubo Mines in Guanajuato State.

Production Outlook

Endeavour’s silver production in 2013 is forecast to rise 12-18% to 5.0-5.3 million ounces (oz) and gold production is anticipated to increase 19-27% to 46,000-49,000 oz as shown in the table below.  Silver equivalent production is expected to climb 14-22% to 7.3-7.8 million oz (at a silver:gold ratio of 50:1).

Mine	Silver Production (M oz)	Gold Production (K oz)	Tonnes per Day (tpd)

Guanacevi	2.4-2.5	6.5-7.0	1250-1350
Bolanitos	1.7-1.8	25.0-26.0	1500-1650
El Cubo	0.9-1.0	14.5-16.0	1050-1200
Total	5.0-5.3	46.0-49.0	3800-4200

Bradford Cooke, CEO of Endeavour, commented, “Our recently acquired El Cubo mine will drive this year’s production growth.  Endeavour’s current focus is on completing the main El Cubo mine and plant capital projects on time and budget in Q2, 2013, continuing the operational turn-around now well underway at El Cubo and honing our operational costs and efficiencies at Guanacevi and Guanajuato.”

“For that reason, the Company is not forecasting any additional production growth at the Guanacevi and Bolanitos mines in 2013, although we will evaluate certain opportunities to expand the production in 2013.  Once the El Cubo capital projects are completed, management will turn its attention to growth opportunities at the other two mines and elsewhere.”

“Our strategy to acquire under-performing mines in historic districts for their turn-around and expansion potential does entail a certain amount of 'short term pain' but our track record shows it can create exceptional 'long term gain'.  I would like to thank our shareholders for their patience during this turn-around period at El Cubo.”

The main opportunity to expand 2013 production is at Bolanitos, where the plant is currently operating at its 1600 tpd capacity but the mines have operated over the last two months at 1800 tpd to build up the ore stockpiles.  The Bolanitos mines are actually capable of producing up to 2200 tpd with the current employees, contractors and equipment and that is the opportunity management is now evaluating.

The El Cubo leased plant currently has 800 tpd of unused capacity and the El Cubo owned plant now under reconstruction will have 400 tpd of unused capacity upon completion.  Endeavour is currently negotiating to sell to smelters on commercially attractive terms the extra silver-gold concentrates that would be generated by processing extra Bolanitos ores through the El Cubo plants.

At El Cubo, accelerated mine development and underground drilling commenced in Q3, 2012, new mining equipment was acquired in Q4, 2012 and three more scoop trams are scheduled to arrive within the next six weeks.  The plant and surface infrastructure rebuild program also commenced in late Q3, 2012 and is currently on time and budget for scheduled completion in Q2, 2013.  Shareholders are invited to visit our newly created El Cubo Capital Projects Update page on the website for monthly updates.

Looking forward to 2014 and 2015, Endeavour recognizes additional opportunities to grow production at all three mines.  While these growth opportunities are still at the conceptual stage, once the El Cubo capital programs are completed this year, management will prioritize these opportunities and commence planning for future mine and plant expansions.

At Guanacevi, the proposed underground development of the new Milache discovery is awaiting permitting for development in 2013-2014 and production starting in 2015.  Initial indications are that mill throughput would stay constant but the higher ore grades at Milache would give Guanacevi production a small boost.  Exploration will continue to test new targets in the district.

At Bolanitos, the Cebada, Bolanitos, Lucero, Karina, Fernanda, Daniela and Lana veins are capable of providing up to 2200 tpd of mine output at the present time so management will consider another plant expansion later this year.  New exploration targets in the La Luz, Plateros, La Joya and Puertocito veins give management encouragement that Bolanitos continues to offer excellent potential for new discoveries.

At El Cubo, the reconstruction of the wholly owned plant will operate initially at 1200 tpd but will have a capacity of 1600 tpd.  The main bottleneck to higher production is the mine output (tonnes and grades), but given Endeavour’s exploration programs have just gotten underway to test several exciting new targets over the next two years, management views El Cubo as also having excellent potential for new discoveries.

Operating Costs

Consolidated cash costs of production (net of by-product gold credits) are expected to increase from the current US$6-7 per oz range to the $9-10 range in 2013, largely due to the rising production from the higher cost El Cubo mine and the lower grades being mined at Guanacevi.  However, El Cubo cash costs should decline in 2013 due to rising operating efficiencies and once the capital projects are completed.

Assuming US$30 silver and US$1650 gold, Endeavour anticipates its mine operating (gross) profit margin will be around US$20-21 per oz in 2013.  For every $100 increase in the price of gold, Endeavour’s cash cost of production should drop by about $0.90-1.00 per oz of silver produced and the mine operating profit margin should climb by a similar amount per oz of silver production.

Capital Budget

Endeavour plans to invest $85.8 million on capital projects in 2013, including $52.6 million on mine development, infrastructure, equipment and exploration in approximately equal amounts at all three mines, and $33.2 million on plant re-construction, infrastructure, equipment and buildings primarily at El Cubo.

The Company has budgeted US$44.9 million at El Cubo, $21.4 million at Bolanitos and $19.5 million at Guanacevi, all of which should be covered by the Company’s anticipated 2013 cash-flow.  However, the bulk of the capital investments will be made in the first half of the year so Endeavour expects to utilize its $75 million line of credit as needed until cash flows catch up later in the year.

Exploration Expenditures

In 2013, Endeavour plans to spend $19.3 million on exploration at the three operating mines and five district scale exploration properties.  A total of 78,500 meters of drilling in about 180-200 holes are budgeted to test approximately 24 exploration targets, in addition to all of the underground mine exploration drilling.

Every year, management aims to acquire new properties, explore them, make new discoveries and fast-track them to production.  This year, we will continue to aggressively explore our property portfolio, including our emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastian property in Jalisco State.  Our 2012 exploration review and reserve and resource update is now nearing completion for release in February.

Endeavour is on track to deliver its ninth consecutive year of production growth in 2013 thanks to our philosophy of continuous improvement.  With US$50 million in working capital, including substantial silver and gold inventories, the Company is well positioned financially to execute its business plan in 2013.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Qualified Person - Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release.

Contact Information - For more information, please contact:
Lana McCray, Corporate Communications Coordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2013, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.